Mail Stop 6010

June 11, 2008

VIA U.S. MAIL

Mr. Stacy J. Smith
Vice President and Chief Financial Officer
2200 Mission College Boulevard
Santa Clara, California 95054

  Re: **Intel Corporation**
     Form 10-K for the year ended December 29, 2007
     Filed February 20, 2008
     File No. 000-06217

Dear Mr. Smith:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Angela Crane
            Accounting Branch Chief